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                                                                    EXHIBIT 99.2

                            TRUSTMARK NATIONAL BANK



                        NOTICE OF SHAREHOLDERS' MEETING
                           AND INFORMATION STATEMENT

                            Trustmark National Bank
                        Special Meeting of Shareholders

                                __________, 1994

                         THIS IS NOT A SOLICITATION OF
                        PROXIES FOR THE SPECIAL MEETING

Dear Shareholder:

         A special meeting of the shareholders of Trustmark National Bank ("Trustmark Bank") will be held in the Basement Floor Auditorium in the main office of Trustmark Bank located at 248 East Capitol Street, Jackson, Mississippi 39201 on ____________, 1994, at _____ __.m. local time, for the purpose of voting upon (i) the proposed consolidation of First National Bank of Vicksburg, a national banking association ("FNBV") with and into Trustmark Bank, under the charter of Trustmark Bank, and (ii) amending the Articles of Association of Trustmark Bank to authorize the issuance of 194,359 additional shares. As part of the consolidation, each share of the common stock of Trustmark Bank, other than shares held by Trustmark Corporation ("Trustmark"), will be converted into 13 shares of the common stock of Trustmark.

         The close of business on _______________, 1994, has been established as the record date for determining the shareholders entitled to notice of and to vote at the special meeting.

         Included with this notice is a Proxy Statement-Prospectus prepared principally for use in connection with the solicitation of proxies for use at the special meeting of the shareholders of FNBV's parent, First National Financial Corporation ("FNFC"). At the FNFC special meeting, FNFC's shareholders will be asked to vote upon the proposed merger of FNFC with and into Trustmark. The Proxy Statement-Prospectus describes the proposed merger of FNFC and Trustmark and the proposed consolidation of FNBV with Trustmark Bank and gives relevant information about Trustmark, Trustmark Bank, FNFC and FNBV.

         This notice and the enclosed Proxy Statement-Prospectus are for information purposes only. Trustmark Bank is not soliciting the proxies of its shareholders in connection with the special meeting.

         Approval of the consolidation by Trustmark Bank requires the affirmative vote of two-thirds of the outstanding shares of Trustmark Bank. On the record date, there were 2,483,596 shares of
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Trustmark Bank common stock issued and outstanding.  Trustmark owns 2,473,018
(99.57%) of such shares.  An additional 1,415 shares are owned by Trustmark
Bank's  directors.   Trustmark and the directors of Trustmark Bank intend to
vote in favor of the proposed consolidation. The balance of the outstanding shares of Trustmark Bank (9,163 shares) are held by approximately 95 shareholders.

         Federal law provides dissenters' rights of appraisal to the
shareholders of Trustmark Bank voting against the proposed consolidation.   A
more detailed explanation of those rights is included in the Proxy Statement-Prospectus.

         Trustmark Bank believes that the consolidation with FNBV will be beneficial to Trustmark Bank and the resulting bank.

         In connection with the merger of FNFC and Trustmark, Trustmark Bank will issue 194,359 shares of its common stock to Trustmark in consideration of Trustmark's issuance of up to 3,600,000 of its shares and $1,100,000 in cash to FNFC's shareholders. The articles of association of Trustmark Bank will be amended to authorize the issuance of these additional shares.



         By Order of the Board of Directors.



                                        Frank R. Day
                                        Chairman of the Board and Chief
                                        Executive Officer